Exhibit 8

[Letterhead of Roberts & Holland LLP]

(212) 903-8700

October 18, 2006

Southern Union Company
5444 Westheimer Road
Houston, Texas 77056

Ladies and Gentlemen:

We have acted as special tax counsel to Southern Union Company (the “Company”) in connection with the preparation of the prospectus supplement (to the prospectus dated October 13, 2006 (the “Prospectus”)) dated October 18, 2006, (the “Prospectus Supplement”) with respect to the Company’s offering of an aggregate principal amount of $600,000,000 of 2006 Series A Junior Subordinated Notes Due 2066 (the “Junior Subordinated Notes”).  All defined terms used but not defined herein shall have the respective meanings ascribed to them in the Prospectus Supplement.

In rendering the opinion set forth below, we have examined and are relying on the factual statements set forth in the Prospectus and the Prospectus Supplement.

Based upon the foregoing, and in reliance thereon and subject to the limitations set forth herein and in the portion of the Prospectus Supplement captioned “United States Federal Income Tax Consequences,” the legal conclusions as to United States Federal income tax consequences set forth in that portion of the Prospectus Supplement are the opinion of this firm.  We have not verified, and express no opinion with respect to, any of the factual matters set forth in the Prospectus Supplement (or the Prospectus), including, without limitation, the likelihood that the Company will elect to defer payments of interest or the likelihood that the company will elect not to redeem the Junior Subordinated Notes upon a Change of Control Event.

The opinion herein is limited to the Federal income tax laws of the United States as of the date hereof, and we express no opinion as to the effect on the matters covered by this opinion of the laws of any state (or subdivision thereof) or foreign country.  This opinion letter shall not be construed as or deemed to be a guaranty or insuring agreement.  We express no opinion on any matter other than the matters set forth in the preceding paragraph. Any change in applicable law or in the facts or documents on which our opinion is based or any inaccuracy of the representations or assumptions on which we have relied may affect the validity of the foregoing opinion.  Our conclusion is based on the Internal Revenue Code of 1986, as amended (the “Code”) and administrative and judicial guidance and interpretations promulgated thereunder or applicable thereto, all as in effect on the date hereof or as assumed to apply as described herein.  The Code, Regulations promulgated by the Treasury Department, and interpretations of the courts and the Internal Revenue Service are subject to change at any time, and, in some circumstances, with retroactive effect.  Any such change after the date of this letter could affect our opinion herein.  This firm undertakes no obligation to update this letter in the event of a change in the legal authorities, facts, or documents on which our opinion is based or of any inaccuracy of the representations or assumptions on which we have relied in rendering this opinion.  An opinion of counsel represents only counsel’s best legal judgment and has no binding effect or official status of any kind.  No assurance can be given that contrary positions may not be taken by the Internal Revenue Service or that a court considering the issues would not hold otherwise.

We have acted as counsel solely to the Company.  We consent to the filing of this opinion as an exhibit to the Prospectus Supplement.  This opinion may not be used or relied upon by any person other than the Company.

Very truly yours,

/s/ Roberts & Holland LLP

ROBERTS & HOLLAND LLP